                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934





                        Super Vision International, Inc.
                                (Name of Issuer)



                      Class A Common Stock, $.001 par value
                         (Title of Class of Securities)



                                   868042 10 2
                                 (CUSIP Number)

                                November 23, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [  ]  Rule 13d-1(d)

CUSIP No.:  868042 10 2
------------------------------------------------------------------------------

1.   Name of Reporting Person and I.R.S. Identification Number of Above Person:

     Cooper Industries, Inc.
------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)      [  ]
         (b)      [  ]
------------------------------------------------------------------------------

3.   SEC Use Only
------------------------------------------------------------------------------

4.   Citizenship or Place of Organization:  State of Delaware, United States
------------------------------------------------------------------------------

Number
of Shares           5.       Sole Voting Power:               250,369
Beneficially        ----------------------------------------------------------
Owned by            6.       Shared Voting Power:                   0
Each                ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power:          250,369
Person              ----------------------------------------------------------
With                8.       Shared Dispositive Power:              0

------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     250,369
     Beneficial ownership disclaimed pursuant to Rule 13d-4.
------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     (See Instructions):        [ ]
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9:    14.1%
------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions):         CO
------------------------------------------------------------------------------

CUSIP No.:  868042 10 2
------------------------------------------------------------------------------

1.   Name of Reporting Person and I.R.S. Identification Number of Above Person:

     McGraw-Edison Company
------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)      [  ]
         (b)      [  ]
------------------------------------------------------------------------------

3.   SEC Use Only
------------------------------------------------------------------------------

4.   Citizenship or Place of Organization:  State of Delaware, United States
------------------------------------------------------------------------------

Number
of Shares           5.       Sole Voting Power:               250,369
Beneficially        ----------------------------------------------------------
Owned by            6.       Shared Voting Power:                   0
Each                ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power:          250,369
Person              ----------------------------------------------------------
With                8.       Shared Dispositive Power:              0

------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     250,369
     Beneficial ownership disclaimed pursuant to Rule 13d-4.
------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     (See Instructions):        [ ]
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9:    14.1%
------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions):         CO
------------------------------------------------------------------------------

CUSIP No.:  868042 10 2
------------------------------------------------------------------------------

1.   Name of Reporting Person and I.R.S. Identification Number of Above Person:

     Cooper Lighting, Inc.
------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)      [  ]
         (b)      [  ]
------------------------------------------------------------------------------

3.   SEC Use Only
------------------------------------------------------------------------------

4.   Citizenship or Place of Organization:  State of Delaware, United States
------------------------------------------------------------------------------

Number
of Shares           5.       Sole Voting Power:               250,369
Beneficially        ----------------------------------------------------------
Owned by            6.       Shared Voting Power:                   0
Each                ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power:          250,369
Person              ----------------------------------------------------------
With                8.       Shared Dispositive Power:              0

------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     250,369

------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     (See Instructions):        [ ]
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9:    14.1%
------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions):         CO
------------------------------------------------------------------------------

Item 1.

         (a)  Name of Issuer:

                       Super Vision International, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

                       8210 Presidents Drive
                       Orlando, Florida 32809

Item 2.

         (a)  Name of Person Filing:

                       Cooper Industries, Inc.; Cooper Lighting, Inc.; McGraw-Edison Company

         (b)  Address of Principal Business Office or, if none, Residence:

                       Cooper Industries, Inc.           McGraw Edison Company
                       600 Travis, Suite 5800            600 Travis, Suite 5800
                       Houston, TX 77002                 Houston, TX 77002

                       Cooper Lighting, Inc.
                       400 Busse Road
                       Elk Grove Village, IL 60007-2195

         (c)  Citizenship:

                       Not applicable.

         (d)  Title of Class of Securities:

                       Class A Common Stock

         (e)  CUSIP Number:

                       868042 10 2

Item 3.

              Not applicable

Item 4.       Ownership.

              This statement is a joint filing by Cooper Industries, Inc., McGraw-Edison Company and Cooper Lighting, Inc. under Rule 13d-1(k)(1). Cooper Industries, Inc. owns all of the outstanding common stock of McGraw-Edison Company, which owns all of the outstanding stock of Cooper Lighting, Inc. Cooper Lighting, Inc. directly owns all of the 250,369 shares of Class A Common Stock of Super Vision International, Inc. reported herein. Cooper Lighting, Inc. has sole voting and investment power with regard to those shares. Neither Cooper Industries nor McGraw-Edison Company have investment power or voting power over any of the securities reported herein; however, Cooper Industries, Inc. and McGraw-Edison Company may be deemed to "beneficially own" such securities by virtue of Rule13d-3 under the Securities Exchange Act of 1934 (the "Act") because of their relationships to Cooper Lighting, Inc. The filing of this statement should not be construed as an admission that either Cooper Industries, Inc. or its direct wholly-owned subsidiary, McGraw-Edison Company, is for the purpose of Section 13(d) of the Act the beneficial owner of the shares of Super Vision International, Inc. directly owned by Cooper Lighting, Inc.

              (a)   Amount beneficially owned: 250,369
              (b)   Percent of class:  14.1%
              (c)   Number of shares as to which the person has:
              (i)   Sole power to vote or direct to vote: 250,369
              (ii)  Shared power to vote or direct the vote:  0
              (iii) Sole power to dispose or to direct the disposition
                     of: 250,369
              (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.


Item 9.       Notice of Dissolution of Group.

              Not applicable.


Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        COOPER INDUSTRIES, INC

December 2, 1998                        By: /s/ DIANE K. SCHUMACHER
                                            ---------------------------------
                                             Diane K. Schumacher,
                                             Senior Vice President, General
                                             Counsel and Secretary

                                        MCGRAW-EDISON COMPANY

                                        By: /s/ TERRANCE V. HELZ
                                            ---------------------------------
                                             Terrance V. Helz,
                                             Secretary

                                        COOPER LIGHTING, INC.

                                        By: /s/ TERRANCE V. HELZ
                                           ---------------------------------
                                             Terrance V. Helz,
                                             Secretary

                          EXHIBIT INDEX


               Exhibit A -- Joint Filing Agreement